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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2016
Washington DC 416

SEC FILE NUMBER
8- 50833



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Promethean Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 Brush Hill Road
(No. and Street)

Milton (City) MA (State) 02186 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. Kurt Kim 617-340-8374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, E. Kurt Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Promethean Capital Group LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Compliance Officer

Title



Notary Public

JO-ANN ROME
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RO6193693
Qualified in Orange County
My Commission Expires September 22, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Promethean Capital Group LLC
Milton, MA

We have audited the accompanying statement of financial condition of Promethean Capital Group LLC (the "Company") as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Promethean Capital Group LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 22, 2016

Promethean Capital Group LLC

Statement of Financial Condition
Year Ended December 31, 2015

ASSETS

Cash	$ 89,905
Prepaid Expenses and Other Assets	6,712
Total assets	$ 96,617

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses	$ 36,000
Total liabilities	36,000
Members' Equity	60,617
Total liabilities and members' equity	$ 96,617

See Notes to Statement of Financial Condition.

Promethean Capital Group LLC

Notes to Statement of Financial Condition

Note 1. Organization

Promethean Capital Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority.

The Company acts as an agent in the private placement of securities and as such is not required to have a clearing agreement with a broker.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

The members of the Company have committed to make contributions to sustain the Company through at least January 1, 2017.

Note 2. Significant Accounting Policies

The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash: Cash represents bank demand deposits. The Company maintains its cash in bank deposit accounts which, at times, may exceed insured limits. The Company does not believe it is exposed to any significant credit risk.

Income Taxes: No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to income taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state or local tax authorities for tax years before 2012.

Note 3. Related Party Transactions

Pursuant to agreements with certain affiliates (the "Affiliates"), the Company reimburses the Affiliates for rent, communication, compensation and general operating expenses paid by the Affiliates. In addition, certain affiliates are paid compensation for temporary work related to research.

Note 4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $53,905, which was $48,905 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.67 to 1.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 6. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

Promethean Capital Group LLC

Statement of Financial Condition

December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Promethean Capital Group LLC

Exemption Report

December 31, 2015

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Promethean Capital Group LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Promethean Capital Group LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Promethean Capital Group LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (b) Promethean Capital Group LLC stated Promethean Capital Group LLC met the identified exemption provisions throughout the period from January 1, 2015 through December 31, 2015 without exception. Promethean Capital Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Promethean Capital Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RSM US LLP

New York, New York
February 22, 2016

PROMETHEAN

Promethean Capital Group LLC's Exemption Report

Promethean Capital Group LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the period January 1, 2015 to December 31, 2015 without exception.

Promethean Capital Group LLC

I, E. Kurt Kim, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: E. Kurt Kim

Name: E. Kurt Kim
Title: Chief Compliance Officer and General Securities Principal

February 22, 2016

Tel: 617.340.8370 1451 Brush Hill Road, Milton MA 02186 Fax: 617.340.8377